NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of the Preferred Stock, par value $0.001 per share (the ‘Preferred Stock’) of The Mexico Equity and Income Fund, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on December 31, 2013, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Preferred Stock is no longer suitable for continued listing and trading on the Exchange. The NYSE’s delisting determination was based on the fact that the Preferred Stock does not meet the minimum continued listing distribution requirement of 100,000 publicly held shares outstanding as set forth in Section 802.01 of the NYSE Listed Company Manual. 1. The Exchange's Listed Company Manual, Sections 802.01, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when the number of publicly-held shares is less than 100,000. 2. The Exchange, on March 21, 2013, determined that the Preferred Stock should be suspended from trading before the opening of the trading session on March 22, 2013, and directed the preparation and filing with the Commission of this application for the removal of the Preferred Stock from listing and registration on the Exchange. The Company was notified by letter on March 21, 2013. 3. Pursuant to the above authorization, a press release was issued on March 21, 2013, and an announcement was made on the 'ticker' of the Exchange at the close of trading session on March 21, 2013 and the opening and close of the trading session on March 22, 2013 of the suspension of trading in the Preferred Stock. Similar information was included on the Exchange's website. Trading in the Preferred Stock on the Exchange was suspended before the opening of the trading session on March 22, 2013. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Preferred Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent to its filing having been met, the Exchange is filing this Form 25 with the Commission.